207 775 8081 Tel 207 775 8026 Fax	Paul D. Delva Sr. V.P. and General Counsel Corporate Secretary
paul.delva@fairchildsemi.com
Fairchild Semiconductor
82 Running Hill Road, M.S. 35-4E
South Portland, ME 04106

www.fairchildsemi.com

January 10, 2008

Ms. Hannah T. Teshome

Special Counsel

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 3561

Washington, DC 20549

Re:	Fairchild Semiconductor International, Inc.
Definitive 14A
Filed March 30, 2007
File No. 001-15181

Dear Ms. Teshome:

Further to your comment letter dated December 7, 2007 responding to our September 21, 2007 letter on the above-referenced filing, as discussed with you on January 8, 2008, we will submit our response to you by January 31, 2008.

We have also filed this letter on EDGAR.

Regards,

/s/ Paul D. Delva
Paul D. Delva
Senior Vice President, General Counsel and Secretary